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                                                                    Exhibit 99.1

          Section 18-108 of the Delaware Limited Liability Company Act

s 18-108  Indemnification.

 Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.